EXHIBIT 99.1

For Immediate Release	Contact: Mr. Gates Little.
(256) 543-3860
For Immediate Release
November 10, 2003

The Southern Banc Company, Inc. Announces

First Quarter Earnings

The Southern Banc Company, Inc. (AMEX: SRN), the holding company for The Southern Bank Company, formerly First Federal Savings and Loan Association of Gadsden, Alabama, announced net income of $148,000, or $.17 per share basic and $.16 per share diluted, for the quarter ended September 30, 2003, as compared to net income of $293,000, or $.33 per share basic and diluted, for the quarter ended September 30, 2002.

Gates Little, President and Chief Executive Officer of the Company, stated that the first quarter decrease in net income and earnings per share primarily resulted from a decrease in the gain on sale of securities of approximately $158,000 and a decrease in the net interest margin in a falling rate environment.

The Company’s total assets at September 30, 2003 were $110.8 million as compared to $111.7 million at September 30, 2002.

The Bank has four offices located in Gadsden, Albertville, Guntersville, and Centre, Alabama. The stock of The Southern Banc Company, Inc. is listed on The American Stock Exchange under the symbol “SRN’.

Certain statements in this release contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, which statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “estimate,” “anticipate,” “believe,” “target,” “plan,” “project,” “continue,” or the negatives thereof, or other variations thereon or similar terminology, and are made on the basis of management’s plans and current analyses of the Company, its business and the industry as a whole. These forward-looking statements are subject to risks and uncertainties, including, but not limited to, economic conditions, competition, interest rate sensitivity and exposure to regulatory and legislative changes. The above factors, in some cases, have affected, and in the future could affect, the Company’s financial performance and could cause actual results to differ materially from those expressed or implied in such forward-looking statements, even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

(Selected financial data attached)

THE SOUTHERN BANC COMPANY, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

(Dollar Amounts in Thousands)

	September 30, 2003	June 30, 2003
ASSETS

CASH AND CASH EQUIVALENTS	$10,269	$9,393

SECURITIES AVAILABLE FOR SALE, at fair value	53,048	53,723
SECURITIES HELD TO MATURITY, at amortized cost fair value of $6,629 and $7,714, respectively	6,210	7,215
FEDERAL HOME LOAN BANK STOCK	886	886
LOANS HELD FOR SALE	0	50
LOANS RECEIVABLE, net of allowance for loan losses of $140	38,941	38,917
PREMISES AND EQUIPMENT, net	503	507
ACCRUED INTEREST AND DIVIDENDS RECEIVABLE	407	483
PREPAID EXPENSES AND OTHER ASSETS	516	527

TOTAL ASSETS	$110,780	$111,701

LIABILITIES

DEPOSITS	$83,772	$84,357
FEDERAL HOME LOAN BANK ADVANCES	7,750	7,750
OTHER LIABILITIES	577	728

TOTAL LIABILITIES	92,099	92,835

COMMITMENTS AND CONTINGENCIES (NOTE 6)

STOCKHOLDERS’ EQUITY:
Preferred stock, par value $.01 per share 500,000 shares authorized, shares issued and outstanding— none	0	0
Common stock, par value $.01 per share, 3,500,000 authorized, 1,454,750 shares issued	15	15
Treasury stock, at cost, 493,252 shares	(6,182)	(6,182)
Additional paid-in capital	13,832	13,818
Unearned compensation	(129)	(157)
Shares held in trust, at cost, 56,038 and 65,738 shares, respectively	(739)	(852)
Retained earnings	11,152	11,082
Accumulated other comprehensive income	732	1,142

TOTAL STOCKHOLDERS’ EQUITY	18,681	18,866

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$110,780	$111,701

THE SOUTHERN BANC COMPANY, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Dollar Amounts in Thousands, except per share data)

	Three Months Ended September 30,
	2003	2002
INTEREST INCOME:
Interest and fees on loans	$585	$590
Interest and dividends on securities available for sale	552	714
Interest and dividends on securities held to maturity	120	198
Other interest income	15	24

Total interest income	1,272	1,526

INTEREST EXPENSE:
Interest on deposits	484	689
Interest on borrowings	87	106

Total interest expense	571	795

Net interest income before provision for loan losses	701	731
Provision for loan losses	0	4

Net interest income after provision for loan losses	701	727

NON-INTEREST INCOME:
Fees and other non-interest income	32	31
Gain on sale of securities	0	158
Miscellaneous Income, net	11	1

Total non-interest income	43	190

NON-INTEREST EXPENSE:
Salaries and employee benefits	285	260
Office building and equipment expenses	34	40
Professional services	66	50
Data processing expense	55	54
Other operating expense	61	69

Total non-interest expense	501	473

Income before income taxes	243	444

PROVISION FOR INCOME TAXES	95	151

Net Income	$148	$293

EARNINGS PER SHARE:
Basic	$0.17	$0.33
Diluted	$0.16	$0.33

DIVIDENDS DECLARED PER SHARE	$0.0875	$0.0875

AVERAGE SHARES OUTSTANDING:
Basic	880,352	887,645
Diluted	921,622	891,226

THE SOUTHERN BANC COMPANY, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollar Amounts in Thousands)

	For The Three Months Ended September 30,
	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$148	$293
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	10	16
Amortization, net	94	18
Amortization of unearned compensation	42	28
Provision for loan losses	0	4
Net gain on sale of secondary market loans	(9)	(9)
Proceeds from sale of secondary market loans	474	490
Loans originated for secondary market	(415)	(569)
Change in assets and liabilities:
Decrease in accrued interest and dividends receivable	76	64
Decrease in other assets	11	4
Increase (decrease) in other liabilities	(42)	122

Net cash provided by operating activities	389	461

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of securities available for sale	(9,086)	(9,364)
Proceeds from maturities and principal payments on securities available for sale	9,137	9,339
Proceeds from maturities and principal payments on securities held to maturity	1,009	1,198
Net loan originations	(24)	(800)
Capital expenditures, net	(6)	(18)

Net cash provided by investing activities	1,030	355

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase (decrease) in deposits, net	(585)	710
Increase in advance payments by borrowers for taxes and insurance	7	13
Dividends paid	(78)	(69)
Proceeds from exercise of stock options	113	0
Purchase of treasury stock	0	(540)

Net cash (used in) provided by financing activities	(543)	114
Net increase in cash and cash equivalents	876	930

CASH AND CASH EQUIVALENTS, beginning of period	9,393	7,529

CASH AND CASH EQUIVALENTS, end of period	$10,269	$8,459

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the period for:
Income taxes	$78	$10

Interest	$569	$789

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